Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

July 4, 2019	NR 19-08

Alianza Minerals Financing Over-Subscribed

●	Units offering increased from $500,000 to $600,000 for Exploration & Working Capital
●	Flow Through for Yukon Exploration increased from $250,000 to $400,000

Vancouver B.C. – July 4, 2019 - Alianza Minerals Ltd. (TSXV: ANZ  OTC: TARSF) (“Alianza” or the “Company”) is pleased to report that the financing announced on June 25, 2019 for $750,000 to further advance its projects in BC, Yukon, Nevada and Peru, has been increased to $1 million, is fully subscribed and will be closed shortly.

“We have had a strong response to the offering and we are pleased with the investor group that is supporting the Company.” stated Jason Weber, P.Geo., President and CEO of Alianza. “This financing enables us to advance existing projects and generate the next wave of prospects to build our portfolio to expose shareholders to as many discovery opportunities as possible.”

Finder’s fees of 7.5% in cash and 7.5% in finder’s warrants will be paid to eligible parties.

All securities are subject to a four-month hold from the date of closing. Alianza will now proceed to close the offering and file for regulatory approval.

Use of Proceeds

Alianza will use proceeds of this financing to increase the exploration program at its Haldane silver project in the Keno District, Yukon.  The 2018 field program identified a new silver vein target at the Bighorn Anomaly, 2.5 km from known mineralization at the MHVS targets where work extended the potential strike length to over 3.5 km.

Trenching and/or drilling are planned for these targets in 2019.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 60.5 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.